Exhibit (n)(3)

Consent of Independent Registered Public Accounting Firm

The Board of Directors Eagle Point Credit Company LLC

We consent to the use of our report dated July 7, 2014, included herein, with respect to the consolidated statement of assets, liabilities and partners’ capital of Eagle Point Credit Partners LP and Subsidiaries as of December 31, 2012, including the consolidated schedule of investments, and the related consolidated statements of operations, changes in partners’ capital, cash flows and financial highlights for the period from November 30, 2012 (commencement of operations) through December 31, 2012, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

/s/ KPMG LLP

New York, NY

July 7, 2014